Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, March 9, 2006
NOMINATION
Michel Bénézit Appointed Director General of Refining and Marketing for Total
Michel Bénézit who was previously Director of Exploration and Production for Northern Europe has been named President of Refining & Marketing for Total from April, 1st, 2006. He will also become a member of the Group’s Executive Committee. Michel Bénézit succeeds Jean-Paul Vettier who was the President of Refining & Marketing for 13 years and who made this part of the Group one of the most successful among the oil majors.
* * * * * * *

Michel Bénézit, born in 1955, is a graduate of Ecole Polytechnique and Ecole des Mines. In 1980, he was appointed Director of mining and energy in New Caledonia, based in Noumea, then held various positions in government ministries in France. He joined Total in 1986 as head of planning for Total Petroleum North America in Denver (USA). In 1989, he became managing director of Total Austral in Argentina. Upon returning in Paris in 1992, he became Vice President of Total’s activities in Gas, Electricity and Coal, before becoming Vice President, Europe with Total Refining and Marketing in 1993. A member of the Group Management Committee since May 1995, he became Vice President Overseas in July 1995.
He was appointed Vice President, Exploration and Production, TotalFina in July 1999. He was Senior Vice President, Africa, Exploration and Production of TotalFinaElf from 2000 to September 2003. Since 2003, he had been Senior Vice President Northern Europe, Exploration and Production Division
* * * * * *
Total is the fourth largest oil and gas company in the world with operations in more than 130 countries.Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com